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Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

June 30, 2011

Re:	Delphi Automotive PLC
Registration Statement on Form S-1
File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 21, 2011 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Delphi Automotive PLC (the “Company”) on May 25, 2011. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement. All page references are to the version of the Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Mr. J. Nolan McWilliams	2	June 30, 2011

The Company acknowledges the Staff’s comment and will provide the Staff with any proposed graphics with sufficient time to review before a preliminary prospectus is printed and distributed.

Market and Industry Data, page ii

2.	Please revise the last seven words of the last sentence to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

The Company has deleted the last seven words of the last sentence in Market and Industry Data on page ii.

3.	We note you have relied on reports from third-party sources, including J.D. Power and Associates and The Fredonia Group, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus and are available for free or for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

The Company is supplementally furnishing to the Staff under separate cover copies of the materials supporting third-party statements cited in the prospectus. Additionally, the Company confirms that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus.

The Company is filing a consent from J.D. Power & Associates pursuant to Rule 436 with this Amendment. The information provided by The Freedonia Group is available by purchasing a license to use a report for a fee the Company believes is nominal ($6,100 for an individual use license and $8,400 for a corporate use license).

Prospectus Summary

4.	Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that your non-GAAP EBITDA is disclosed prior to the corresponding GAAP net income, we believe the non-GAAP measure has been given greater prominence. Please revise to present the equivalent GAAP measure with equal or greater prominence.

The Company has revised the disclosure of non-GAAP financial measures such that the equivalent GAAP measure precedes the non-GAAP measure. The Company believes this revised presentation gives the GAAP measure equal or greater prominence as compared to the non-GAAP measure. Please see page 1.

Our Company, page 1

5.	Please balance the disclosure in this section by disclosing your history, including your bankruptcy, in the opening paragraphs of this section.

Mr. J. Nolan McWilliams	3	June 30, 2011

The Company has revised the disclosure on page 1 to include a discussion of its history, including its bankruptcy.

6.	With a view to revised disclosure, please provide us with substantiation for your statement that “[you] would have maintained positive EBITDA even if volumes were 30% below actual industry production volumes (or global production of 55 million vehicles rather than 78 million vehicles), assuming constant product and regional mix. In your response, explain the material assumptions underlying this calculation and explain why it is appropriate to assume a constant regional mix.

The Company advises the Staff that in calculating that it would have maintained positive EBITDA at lower volumes, it (i) identified the amount of fixed costs that it had in 2010 ($3.2 billion) and (ii) identified its variable costs ($9.2 billion) and determined the amount they represented as a percentage of sales, which was 66% of sales. Variable costs as a percentage of sales vary depending on the region (as margins and costs differ in regions) and on vehicle type in production (as different vehicles utilize different amounts of content). Accordingly, the Company needed to assume a constant product and regional mix, as variable costs would change if the mix changed. The Company also assumed pricing would have been unchanged. Based on these assumptions, at a 30% reduction of volumes, the Company would have maintained positive EBITDA as summarized in the table below.

(in billions)	2010	30% Reduction

Sales	$13.8	$9.7
Fixed	3.2	3.2
Variable	9.2	6.4

EBITDA	$1.4	$0.1

With respect to the Staff’s question as to the appropriateness of assuming a constant regional mix, the Company respectfully submits that its disclosure is not intended to suggest, nor does it believe the disclosure suggests, that if volumes decreased 30% globally, that such decrease would be constant across regions. A 30% decrease would likely only occur during a major global economic downturn, and would likely affect all regions significantly. While the Company believes that a constant decrease could be a reasonable assumption, it cannot predict whether this will be the case. The Company’s inclusion of this information is not to project results in a future specific downturn, but rather to convey a sense of how much it has rationalized costs and how it can perform during downturns. The Company has revised the disclosure on page 3 to clarify the assumptions and to make clear that actual results in a future downturn will be different if the assumptions set forth above are incorrect.

7.	Please provide us with substantiation for your statements that “[i]n 2010, we won business that we estimate will represent $20 billion of gross anticipated revenues based on expected volumes and assumed pricing. In the first quarter of 2011, this trend accelerated, with another $6.6 billion in new business awards.”

Mr. J. Nolan McWilliams	4	June 30, 2011

The Company is supplementally providing the Staff with a supporting schedule that sets out by region and business division the estimated revenues attributed to new business awards in 2010 and the first quarter of 2011, as well as a summary of the five largest OEM new business awards by division in those periods. The schedule represents the estimated revenue related to business awarded in the respective periods, and is based on the Company’s estimates of vehicle volumes, pricing and content, which could vary from actual results.

The Company’s business awards are typically for all requirements an OEM has for a specific part for a specific vehicle, as disclosed in the Registration Statement (see, e.g. “Risk Factors—Risks Related to Business Environment and Economic Conditions—Our supply agreements with our OEM customers are generally requirements contracts, and a decline in the production requirements of any of our customers, and in particular our largest customers, could adversely impact our revenues and profitability” on page 17). As such, the estimates for business won include the Company’s estimates for production volume for such vehicles, which include input from the OEM. Actual vehicle volumes, however, are subject to change. Additionally, OEM customers often are able to terminate contracts for convenience and/or obtain pricing reductions. Accordingly, the Company’s estimates for business won also include estimates of pricing for the duration of the program.

As the estimates of business won are subject to change, as specifically noted in the second paragraph of the risk factor “Risks Related to Business Environment and Economic Conditions—Continued pricing pressures, OEM cost reduction initiatives and the ability of OEMs to re-source or cancel vehicle programs may result in lower than anticipated margins, or losses, which may have a significant negative impact on our business” on page 17, the Company has revised the disclosure on page 3 to include a cross-reference to this risk factor.

Recovery of Developed Markets and Continued Emerging Markets Growth, page 4

8.	Please disclose that vehicle production volumes for the North American and Western European markets are substantially lower than the period prior to the recession. We note your disclosure on page 47.

The Company has added the requested disclosure on pages 2-3, 48 and 97.

9.	Please revise the graphs to include estimated data for the years 2011 to 2014 or delete references to CAGR.

The Company has included in the graphs the estimated data for the years 2011 to 2014 in response to the Staff’s comment. Please see pages 4 and 98.

Trend of Increased Fuel Efficiency and Reduced Emissions, page 5

10.	We note your disclosure regarding the expected growth in value of powertrain and emissions electronics and OEM-installed infotainment systems. Please briefly explain what is meant by “value” and disclose whether growth in value correlates to proportional growth in the prices you charge OEMs and your gross margins from sales of these systems.

The Company has revised the disclosure on pages 5 and 99 to clarify that “value” means the absolute dollar amount of demand for each of the discussed systems. The Company

Mr. J. Nolan McWilliams	5	June 30, 2011

also notes the existing disclosure that the growth in value is based on both increased vehicle production and increased content per vehicle. The Company has also revised its disclosure to note that it expects that as the market for these products expands, the Company will have the opportunity to obtain proportional growth in prices and margins in these areas, subject to competitive market dynamics.

Strong Cash Flow Generation and Balance Sheet, page 8

11.	Please revise to briefly explain what makes the amount of gross debt you carry “prudent.” Similarly revise references to “prudent amount of gross debt” and “prudent amount of leverage” on page 51.

The Company has revised its disclosure on pages 8, 52 and 102 to quantify the amount of gross debt and to remove the reference to “prudent amount of leverage.” The Company supplementally would like to inform the Staff that the Company’s ratio of debt to EBITDA for the last four quarters is well below 2x, which is a strong leverage ratio compared to many of its competitors.

Experienced and Accomplished Management Team, page 8

12.	Please remove “[a]ccomplished” from the heading of this subsection.

The Company has revised the heading as requested. Please see pages 8 and 103.

Summary Historical Consolidated Financial Data, page 13

13.	Please revise to disclose the company’s basic and diluted earnings per share for each period presented. Pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the company’s financial statements should also be disclosed.

The Company has revised the disclosure to add basic and diluted earnings per share for the periods presented in “Summary Historical Consolidated Financial Data.” Please see page 13. The Company has also added this information to its audited Consolidated Statement of Operations appearing on page F-6. Once the number of ordinary shares to be outstanding after the offering can be estimated, the Company will include pro forma earnings per share for the last fiscal year and subsequent interim periods in a subsequent amendment.

14.	We note the company’s presentation of EBITDA and Adjusted EBITDA. We further note from footnote (2) that the company uses EBITDA as a measure of operating performance. However, we note that the company has reconciled this measure to operating income and income from continuing operations before income taxes and equity income rather than net income, which would be the most comparable US GAAP measure. Please revise to reconcile EBITDA and Adjusted EBITDA to the company’s net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The presentation of EBITDA and Adjusted EBITDA disclosures throughout the registration statement should be similarly revised.

The Company has revised the disclosure throughout the prospectus to include a

Mr. J. Nolan McWilliams	6	June 30, 2011

reconciliation of EBITDA and Adjusted EBITDA to net income for each period presented. Please see pages 15, 47, 58, 66, 67, 76, 77, F-72, F-73, F-74 and F-105.

15.	We note that the line item “cash and cash equivalents (as of period end)” for the predecessor entity for the period from January 1, 2009 to October 6, 2009 reflects a balance of $862 million whereas the cash flow statement on page F-9 reflects a balance of zero at this same date. Please reconcile and revise these disclosures.

The Company has revised its disclosure on page 13 to resolve this discrepancy.

Risk Factors, page 16

16.	Please remove the last sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced in the risk factor section.

The Company has revised the introductory paragraph as requested. Please see page 16.

17.	Please add a risk factor describing the risks because shareholder protections under Jersey law may not be as protective as shareholder protections under U.S. law. We note in this regard disclosure in the last paragraph on page 153.

The Company has revised the disclosure to include a risk factor to this effect. Please see page 31.

The cyclical nature of automotive sale and production, page 16

18.	Please revise this risk factor by specifically discussing the recent downturn in the auto industry, and disclose that, while the industry is in a recovery, sales in North America and Western Europe remain significantly below pre-recession levels.

The Company has revised the risk factor to include the requested disclosure. Please see page 16.

Our business in China is subject to aggressive competition, page 18

19.	We note from press accounts that the Chinese government appears to be taking actions which would reduce the rate of growth in the auto industry. Please tell us what consideration you gave to including risk factor disclosure regarding the risks to you from changes in China economic policies.

In light of other press reports that the Chinese government may be implementing an incentive program for the auto industry similar to the U.S. “cash for clunkers” program, the Company believes that it is premature to predict potential action by the Chinese government to reduce the growth of the auto industry. In addition, the Company believes that risks relating to China and other non-U.S. jurisdictions are adequately addressed by risk factors regarding both (i) governmental action and doing business outside of the U.S. (see, e.g., “We face risks associated with doing business in non-U.S. jurisdictions”; see also “We have invested substantial resources in markets where we expect growth and we may be unable to timely alter our strategies should such expectations not be realized” and “Our business in China is subject to aggressive competition and is sensitive to economic and market conditions”) and (ii) business and economic conditions (see, e.g.,

Mr. J. Nolan McWilliams	7	June 30, 2011

risks identified under the caption “Risks Related to Business Environment and Economic Conditions,” including “The cyclical nature of automotive sales and production can adversely affect our business”).

Use of Proceeds, page 32

20.	We note that you may use the proceeds to reduce outstanding indebtedness. Please revise to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K. To the extent indebtedness owed to related parties will be reduced with the proceeds, please list this separately.

The Company wishes to advise the Staff that it has not yet determined the use of proceeds. If the Company determines that the proceeds from the offering are to be used to repay debt, then the Company will include the disclosure required by Instruction 4 to Item 504 of Regulation S-K and will list separately any indebtedness owed to related parties, to the extent such indebtedness will be reduced with the proceeds.

21.	In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

The Company acknowledges the Staff’s comment and will include the required disclosure once the approximate net proceeds of the offering have been determined.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 35

22.	We note from the introductory paragraph on page 35 that the pro forma adjustments include the impact of the credit agreement executed on March 31, 2011 with respect to $3.0 billion in senior secured credit facilities, of which $2.5 billion in term loans were used to repurchase certain membership interests, and the modification to the credit agreement in connection with the syndication thereof. Please revise the introductory paragraph or the notes to the pro forma financial information to explain in further detail the nature of the “certain membership interests” that were repurchased using the $2.5 billion in term loans. In addition, please revise the introductory paragraph and notes to the pro forma financial information to explain in detail the nature of the modifications that were made to the credit facility that have been reflected in the pro forma financial information.

The Company has revised its disclosure to explain in further detail the repurchase of membership interests and the credit facility modifications. Please see page 36.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39

23.	Refer to footnote (a) on page 39. Please revise to disclose the significant assumptions that were used to calculate or determine the amounts of these adjustments for each of the periods presented. As part of your revised disclosure, please disclose the amount of debt repaid and issued and the related interest rate associated with the debt along with any other assumptions that were relevant in calculating the amounts of these adjustments.

The Company has revised its disclosure to provide the significant assumptions underlying these adjustments, including the requested disclosure regarding debt repaid and issued. Please see page 40.

Mr. J. Nolan McWilliams	8	June 30, 2011

24.	We note from footnote (a)(i)(a) that the interest expense adjustment related to the credit agreement and Senior Notes was based on a blended rate of 4.57%. Please explain in further detail the basis for this rate and explain how it was calculated or determined.

The Company has revised its disclosure to update the pro forma interest expense adjustment to reflect assumed interest rates on the Company’s Tranche A and Tranche B Term Loans based on the Company’s current elections pursuant to the terms of the modified Credit Agreement entered into on May 17, 2011, together with further detail on the basis and calculation of such interest rates. Please see page 40.

25.	Please revise footnote (b) to disclose the statutory tax rate used to calculate the adjustments for each period presented.

The Company has revised its disclosure accordingly. Please see page 40.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 41

26.	Please revise the pro forma balance sheet to present all adjustments included therein on a gross rather than net basis. Please note that all balance sheet adjustments should be individually self-balancing.

The Company has revised the presentation of the pro forma balance sheet as requested. Please see pages 41-42.

27.	Refer to footnote (a) on page 41. Based on the disclosures provided in footnote (a), we are unable to determine how the $(297) adjustment reflected in the pro forma balance sheet was calculated or determined. Please revise footnote (a) to disclose all of the significant assumptions that were used to calculate or determine this pro forma adjustment. Your revised disclosure should separately disclose the amount of the proceeds received from the issuance of the Senior Notes, the amount of debt issuance costs incurred in connection with the Senior Notes and the amount of debt issuance costs related to the modification of the credit agreement.

The Company has revised footnotes (a), (b) and (c) in accordance with the Staff’s comment. Please see page 42.

28.	Please revise footnote (b) to disclose how the adjustment was calculated or determined. Please specifically disclose how the amounts of debt issuance costs that were written off were determined, as well as the amount of incremental debt issuance costs that were capitalized. Footnote (b) should also disclose the debt issuance costs incurred in connection with the issuance of the Senior Notes.

The Company has included the requested disclosure in revised footnote (c) to provide the incremental debt issuance costs capitalized and has removed the former footnote (d) under “Pre-IPO Adjustments.” The Company has determined that the modification of the credit agreement on May 17, 2011, was not a substantial modification pursuant to the provisions of ASC 470-50. As such, the Company adjusted the pro forma balance sheet to remove the previous adjustment related to loss on extinguishment of debt. Please see page 42.

29.

Please revise footnote (c) to clearly state the amounts that were used to pay down the credit agreement and Senior Notes. Your revised disclosure should be in a level of detail to enable a reader to determine the amounts used to repay each obligation.

Mr. J. Nolan McWilliams	9	June 30, 2011

The Company has included the requested disclosure in revised footnote (b). Please see page 42.

30.	Please clarify why footnote (d) refers to a loss on extinguishment of debt and the pro forma statements on operations on pages 37 and 38 have no adjustment to eliminate such a loss. In addition, please explain in footnote (d) how this loss on extinguishment was calculated or determined.

As provided in the response to comment #28, the Company has revised the presentation related to this item in the pro forma balance sheet and has removed the former footnote (d) under “Pre-IPO Adjustments.” Additionally, as the modification to the credit agreement occurred in May 2011, subsequent to March 31, 2011, there is no impact reflected in the historical Statement of Operations for the three months ended March 31, 2011 or the year ended December 31, 2010. Accordingly, no adjustments to the Pro Forma Condensed Consolidated Statements of Operations to exclude such losses are required. Please see page 42.

Management’s Discussion and Analysis, page 47

31.	Please revise the second full paragraph on page 48 to discuss how changes in sales mix impacts your sales. Revise the last risk factor on page 16 in this manner as well.

The Company has revised its disclosure accordingly. Please see pages 17 and 49.

Japanese earthquake and tsunami, page 48

32.	We note from the last risk factor on page 18 that some of your suppliers are “sole-source suppliers or are sole-source suppliers to other suppliers of ours.” Please include a chart or similar presentation identifying the single source supplier for these products or tell us why this disclosure would not be material to investors.

The Company advises the Staff that the Company has very few components provided by sole-source suppliers for which a disruption in supply could potentially materially and adversely affect the Company’s overall operations. A variety of mitigating factors exist that reduce the risk associated with these sole-source supplier arrangements, as discussed below. Accordingly, the Company does not believe the identity of those suppliers would be material to investors.

As is typical in the Company’s industry, with the exception of widely available raw materials, the Company enters into numerous sole-source supply arrangements. The primary risks inherent in these arrangements are more fully described in the risk factors included on pages 18 -20. As part of the sourcing process, the Company’s global supply management operations develops detailed sourcing strategies for each individual part, including an assessment of the risk profile of each sourcing decision. To mitigate the Company’s risk of supply disruptions, for individual parts where the risk is identified as highest, the Company pursues strategies including the procurement of duplicate tooling, sourcing from multiple supplier locations, and/or dual supplier sourcing. Additionally, in the majority of instances, the Company has the contractual right and technical capability to move the production of its parts to alternate suppliers to minimize supply disruptions. Also, the Company’s global supply base provides significant flexibility for it to avoid and manage supply disruptions effectively.

Mr. J. Nolan McWilliams	10	June 30, 2011

Other mitigating factors include:

•	the Company utilizes a comprehensive supplier quality process to evaluate and monitor the health and performance of its suppliers;

•	the Company commonly retains intellectual property and design rights for components and tool ownership, allowing for the transition to alternate suppliers;

•	the Company commonly creates a second set of production tooling in certain circumstances;

•	the Company possesses the ability to provide technical, managerial and financial assistance to suppliers or to transfer production in-house, if required;

•	the Company’s suppliers are geographically dispersed, limiting the potential impact of external events; and

•	component design is often standardized, allowing for substitution of alternative parts or suppliers.

In addition, the Company supplementally advises the Staff that the inclusion of the risk factor regarding the Japan earthquake and tsunami was based on its initial outlook regarding the disaster and its impact on its suppliers in Japan. Although the Company still believes that it should include this risk factor, as a result of the Company’s evaluation of its sourcing relationships following the Japanese earthquake and tsunami, and its ability to identify alternate suppliers where needed, the Company does not believe this risk warrants additional disclosure.

Consolidated Results of Operations, page 52

33.	We note that the company’s discussion of its results of operations for the various periods presented in the company’s financial statements includes a discussion of gross margin. As gross margin is impacted by both changes in the levels of the company’s sales and costs of sales, please revise MD&A to also include a discussion of changes in the company’s cost of sales. The revised discussion should include a discussion of the costs that comprise the company’s cost of sales for each period along with factors responsible for changes in the components of costs of sales during each period presented in the company’s financial statements.

The Company has revised its disclosure to include an integrated discussion of cost of sales and gross margin under the caption “Cost of Sales” for each period in the MD&A for the Company on a consolidated basis. Please see pages 54-55, 61-62 and 70-71.

Liquidity and Capital Resources, page 78

Contractual Commitments, page 81

34.	We note that the company has presented the contractual maturities related to the modified credit agreement in narrative form and not included such amounts with debt in the contractual commitments table. To the extent you wish to present debt amounts, as modified in May 2011, please revise to include a pro forma table of contractual commitments reflecting the pro forma amounts with applicable explanations for what has been adjusted from the historical financial statements.

Mr. J. Nolan McWilliams	11	June 30, 2011

The Company has revised its disclosure to delete the discussion of debt amounts as modified in May 2011. Please see page 82.

Management, page 113

Experience of Directors, page 115

35.	Please revise the director biographies to briefly discuss the on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

The Company has revised the director biographies as requested and in accordance with Item 401(e) of Regulation S-K. Please see pages 114 to 117.

Principal and Selling Shareholders, page 150

36.	Please disclose in the footnotes the natural person(s) who exercise sole or shared voting and/or dispositive powers over the company’s shares held by any legal entity listed as selling shareholders.

The Company has included the requested disclosure in the footnotes to the selling shareholder table as provided by each of the selling shareholders. Please see pages 151 to 153.

U.S. Federal Income Tax Considerations, page 157

37.	Please revise the first sentence of this section to clarify that the discussion is the opinion of Davis Polk & Wardwell LLP.

The Company has revised the disclosure as requested. Please see page 159.

38.	Refer to the second full paragraph on page 160. We suggest removing this paragraph which appears to be asking investors’ tax advisors to provide the tax considerations which the issuer should provide.

The Company has removed the paragraph in question from page 162.

Underwriting, page 163

39.	Please disclose that selling shareholders may be deemed underwriters.

The Company has included a statement to this effect on page 165.

Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5

Consolidated Statement of Operations, page F-6

40.

We note that you have disclosed historical earnings per share information for the Predecessor in your Selected Financial Data on page 44 of the registration but have not provided such disclosures on the statement of operations for either of the periods for which Predecessor results of operations have been presented in your statements of operations. Please revise to disclose basic and diluted earnings per share for the

Mr. J. Nolan McWilliams	12	June 30, 2011

Predecessor for all periods presented or explain why you do not believe this is required. The notes to the company’s financial statements should also be revised to include the disclosures required by ASC 260 -10-50 for the Predecessor periods, as applicable.

The Company has revised its disclosure to include basic and diluted earnings per share data for the Predecessor. Please see page F-6. The Company has also revised its disclosure to provide the disclosure required by ASC 260-10-50 for Predecessor periods. Please see page F-20.

Notes to Consolidated Financial Statements, page F-12

General and Acquisition of Predecessor Businesses, page F-12

Disposition of the predecessor, page F-14

41.	Please revise to quantify the amount under each bullet point that contributed to the $794 million gain from reorganization items. Each bullet point should be revised to clearly state how the various components of the $794 million gain from reorganization items was calculated or determined.

The Company has revised its disclosure on page F-14 to include details of the components of gain from reorganization.

Acquisition accounting, page F-15

42.	We note from the disclosure in footnote 1 to the table on page F-17 that cash from the issuance of the Class A and Class B membership interests totaled $1,689 and $209 million, respectively or $1,898 in the aggregate. Please explain why this amount does not agree to the $2,042 respected in the company’s consolidated statement of cash flows in the line item “proceeds from issuance of membership interests.”

The Company advises the Staff that the difference of $144 million between the cash received on the acquisition date resulting from the issuance of the Class A and Class B membership interests of $1,898 million as disclosed in Note 1 to the table on page F-17, and the amount denoted in the Company’s Consolidated Statement of Cash Flows of $2,042 million is related to a receivable from the Class A members at the Acquisition Date. The $144 million was subsequently received in October 2009 and November 2009 as disclosed on page F-13 of Note 1, under “Consummation of the Modified Plan,” and consequently included in “proceeds from issuance of membership interests” within the Company’s Consolidated Statement of Cash Flows for the period ended December 31, 2009.

Elements of Predecessor Transformation Plan, page F-26

Hourly OPEB settlement and OPEB reimbursement from GM, page F-27

43.	We note from the disclosure on pages F-27 and F-28 that on September 30, 2008, Old GM reimbursed the Predecessor approximately $350 million for previous OPEB payments made to the hourly workforce from and after January 1, 2007. Please tell us and explain in the discussion of this matter on pages F-27 and F-28 how this payment from GM was accounted for in the Predecessor’s financial statements.

Mr. J. Nolan McWilliams	13	June 30, 2011

The Company has revised its disclosure on page F-28.

The Company advises the Staff that the $350 million reimbursement was recorded as reorganization gain by the Predecessor in September 2008 as more fully disclosed in the table on page F-27. The reimbursement by Old GM of hourly OPEB costs was part of the Global Settlement Agreement with Old GM that was effective September 29, 2008. No amounts were recognized by Delphi for these reimbursements prior to September 29, 2008.

Reimbursement of Hourly Labor Costs, page F-29

44.	We note that during the period from January 1, 2009 to October 6, 2009, $106 million was received by the company from GM for reimbursement of hourly labor costs. However, for the same period, the company only recorded $50 million as a reduction of operating expenses. Please clarify the total amount received from GM for reimbursement of hourly labor costs during 2008 and 2009 and explain in further detail how you accounted for all of the amounts received during each period.

The Company has revised its disclosure to clarify that the remaining $31 million was recognized in 2009 as a reduction to operating expenses in discontinued operations. Please see page F-29.

The Company advises the Staff, as discussed on pages F-28 and F-29, under the terms of the Amended MRA, Old GM agreed to reimburse the Predecessor for hourly workforce labor costs in excess of $26 per hour. The economic substance of this provision of the Amended MRA was to lower the Predecessor’s labor costs at specified UAW-represented manufacturing facilities to $26 per hour.

On September 30, 2008, Delphi received $273 million (includes $1 million true-up of previously recognized expenses) from Old GM and recorded $272 million as a reduction to operating expenses for the reimbursement of hourly labor costs as presented in the table on page F-29. Of the amount received in 2008, $180 million was recognized in continuing operations and $92 million was recognized in discontinued operations.

As further disclosed on page F-29, in 2009 Delphi received an additional $106 million from Old GM for the reimbursement of hourly labor costs. Of this $106 million, $50 million was related to 2009 costs and was recognized as a reduction to operating expenses. An additional $25 million was related to 2008 costs which Delphi had already recorded as a reduction to operating expenses in 2008 and a corresponding receivable from Old GM. The remaining $31 million was recognized in 2009 as a reduction to operating expenses in discontinued operations.

10. Warranty Obligations, page F-36

45.

We note from the disclosure included in Note 10 that the company recognized a change in estimate for preexisting warranties of $80 million during the year ended December 31, 2010. Please tell us and revise Note 10 to explain in further detail the nature and timing of the changes in facts or circumstances that resulted in this change in estimate with respect to the company’s preexisting warranties during 2010. Also, revise to disclose the impact of this change in estimate on the company’s basic and diluted earnings per share. Refer to the guidance outlined in ASC 250-10-50-4. The notes to the company’s interim financial statements should also be revised to include these disclosures with respect to

Mr. J. Nolan McWilliams	14	June 30, 2011

the $74 million provision for changes in estimates for pre-existing warranties recognized during the three months ended March 31, 2011.

The Company has revised its disclosure on pages F-37 and F-87.

In 2009, the Company received information regarding potential warranty claims related to certain components supplied by the Company’s Powertrain segment. The Company recorded its best estimate of the warranty obligation at December 31, 2009 for product shipped in 2008 and 2009 in accordance with ASC 450. Based on continuing analyses of the warranty claims and obligations, and in conjunction with continued discussions and negotiations with the customer, the Company revised its best estimate of the probable loss upward during 2010 by $75 million. In March 2011, the Company reached a settlement with the customer related to this matter and recorded an additional increase in warranty expense in cost of sales of approximately $76 million pursuant to the terms of the settlement agreement. These adjustments were reflected as changes in accounting estimates and have been disclosed in the Company’s Warranty Obligations note for the periods presented.

In addition, the Company has revised the Warranty Obligations notes for the periods presented to include a description of the change in estimate, the effect on net income (loss) and the related net income (loss) per membership interests unit.

15. Commitments and Contingencies, page F-50

Brazil matters, page F-52

46.	We note from the disclosures included in note 15 that as of December 31, 2010 claims totaling approximately $240 million have been asserted against Delphi for matters arising from the company’s operations in Brazil. We also note from your disclosure that the company maintains reserves for these asserted claims that are substantially less than the amount of the claims asserted. Please tell us and revise the disclosures provided in Note 15 to explain in further detail why the company believes its reserves for such matters are adequate given the fact that they are substantially less than the amounts of the claims asserted. We may have further comment upon review of your response.

The Company has revised the disclosure as requested. Please see pages 112, F-52 and F-92.

As noted in the disclosure, the asserted claims arise from the varying interpretation of a variety of complex Brazilian federal, state and local laws. The primary claims relate to transfer pricing, labor laws, social security and other indirect taxes. The amounts recorded relate to probable and estimable contingencies based on the Company’s analysis of the legal merits of the claims by internal and external counsel, historical experience with the resolution of similar claims and, in some cases, favorable rulings in preliminary judicial proceedings. The Company believes the amounts recorded are adequate based on its analysis.

The Company respectfully submits that its disclosure with respect to this matter complies with the requirements of ASC 450-20-50. ASC 450-20-50-1 requires disclosure of the nature of an accrual and, in some circumstances, the amount accrued. The Company believes that the discussion in the subsection “Brazil matters” on page F-52 sufficiently describes the nature of asserted claims as being primarily related to Brazilian federal

Mr. J. Nolan McWilliams	15	June 30, 2011

labor, social security, environmental, tax and customs laws, as well as a variety of state and local laws.

In addition, because the criteria in ASC 275-10-50-8 are met, the Company has disclosed an indication that it is possible that adverse outcomes from litigation proceedings could exceed the amounts accrued in an amount that could be material to the Company’s financial statements.

17. Membership Interests, page F-57

47.	Please revise to disclose the nature and terms of all transactions in which the company issued its Class A, Class B, Class C, and Class E-1 membership interests for each period presented. For example, we note that at December 31, 2009, Class A membership interests in the amount of $1,969 were outstanding, however, we only note disclosure of the $1,833 issued to GM on page F-13. Your revised disclosure should clearly disclose all issuances of membership interests including the dates, amounts, and identity of the parties to whom the interests were issued. Your revised disclosures should also explain the nature of the consideration received and should explain how the fair value of any noncash consideration received and the related membership interests issued were valued.

The Company has revised its disclosure on pages F-57 to F-58.

The difference between the amounts disclosed as cash received for membership interests and the amounts outstanding at December 31, 2009 is related to the allocation of the fair value of membership interests at October 6, 2009, as based on the cumulative distribution provisions of the original LLP agreement amongst the Class A, Class B and Class C membership interest holders. This allocation methodology is consistent with the methodology utilized to allocate net income (loss) for all periods subsequent to the Acquisition as disclosed in Note 2 and Note 17.

The following table summarizes the amounts related to membership interests issued and outstanding in 2009:

	Membership Interests Issued	Allocation of Fair Value of Membership Interests as of the Acquisition Date	Net Loss for the Period from August 19 to December 31, 2009	Membership Interests at December 31, 2009
Class		(in millions)
A	1,750,000	$1,972	$(3)	$1,969
B	354,500	2,418	(12)	2,406
C	100,000	542	(3)	539

Total		$4,932	$(18)	$4,914

48.

Please revise Note 17 to explain the rights and privileges associated with your Class A, Class B, Class C, and Class E-1 membership interests. Refer to the disclosure requirements outlined in ASC 505-10-50. Also, please revise to explain how the company’s net earnings and losses are allocated to its various classes of ownership interests for purposes

Mr. J. Nolan McWilliams	16	June 30, 2011

of the consolidated statement of owners’ equity and for purposes of calculating earnings/losses per share.

The Company has revised its disclosure on pages F-57 to F-58 and F-93 to F-94 to more fully describe the pertinent rights and privileges of the various classes of membership interests under the LLP Agreement. In connection with these revisions, please note that as a result of the redemption of the Class A and Class C membership interests in March 2011, the information relating to those interests is historical in nature, and, upon an initial public offering, the members rights with respect to distributions will no longer be relevant as a single class of equity is contemplated.

The Class A and Class B membership interests entitled the holders to non-controlling representation on Delphi’s Board of Managers, and, along with Class C and Class E-1 membership interests, entitled the holders to potential, future distributions by Delphi. Potential future distributions are reflected in the Cumulative Distributions “waterfall” within Note 17 on page F-58 and described within Note 12 on page F-94 of the notes to the interim financial statements. Additionally, prior to the redemption of the Class A and Class C membership interests, the LLP Agreement required the consent of or provides special rights to Class A and certain Class B membership interest holders with respect to certain events, including changes in corporate governance, the execution of significant transactions and the issuance of additional securities.

In conjunction with the redemption transaction described in Note 12 on page F-93, the LLP Agreement was amended to reflect the full redemption of the Class A and Class C membership interests, adjust the distribution rights among the holders of the remaining classes of membership interests and to reflect the elimination of specific rights as mentioned above.

As disclosed in Note 17 on pages F-58 to F-59, total membership interests and current period net income are allocated between the respective classes based on the cumulative distribution provisions of the LLP Agreement. The distribution percentages vary by class of membership interest and by cumulative amount distributed, and, between classes, are not related or proportional to the number of membership interests held.

49.	We note from the disclosure in footnote (a) to the table on page F-58 that under the terms of the Modified Plan, if cumulative distributions to members exceed $7.2 billion, Delphi as disbursing agent on behalf of DPHH is required to pay to the holders of allowed general unsecured claims against the Predecessor, $32.50 for every $67.5 in excess of $7.2 billion distributed to the members up to a maximum of $300 million. We also note from the disclosure included on page F-18 that no obligation for this amount was recorded in connection with the acquisition transaction as the payment of cumulative distributions to the members of $7.2 billion was not considered probable at the October 6, 2009 acquisition date. Please tell us and revise the notes to your financial statements to explain your planned accounting treatment for any amounts you may be required to pay under the terms of the Modified Plan.

The Company has revised the disclosure as requested. Please see pages F-59 and F-94.

This contingency is accounted for pursuant to ASC 450, and is not considered probable of occurring as of any period presented. Accordingly, no provision for this matter has been recorded as of December 31, 2009, 2010 and March 31, 2011. To the extent that this contingent obligation becomes probable of occurring in a future period and can be

Mr. J. Nolan McWilliams	17	June 30, 2011

reasonably estimated in accordance with the requirements of ASC 450-20-25, the contingency would be recorded as a period expense in the respective period.

22. Share-Based Compensation, page F-66

50.	We note that under certain circumstances, such as an IPO, vesting of certain awards may be accelerated. Please tell us whether any of your outstanding awards would be accelerated upon effectiveness or closing of the company’s IPO associated with the S-1 registration statement. To the extent accelerated vesting would cause additional stock based compensation expense, please revise your pro forma balance sheet included in elsewhere in the registration statement to reflect an adjustment to owners’ equity as a result of the additional expense related to the accelerated vesting.

The Company has revised Note 22 on page F-67 and Note 16 on pages F-101 to F-102 to more fully describe the accelerated vesting provisions of the Class E-1 membership interests.

The unvested membership interests will fully vest in the event of a completed initial public offering if the resulting total equity valuation of the Company (based on the average closing price of Delphi shares during the 15-day period beginning on the 30th day after the closing of the offering), plus the value of prior distributions made under the LLP Agreement to holders of membership interests (as well as the $4.4 billion paid to repurchase Class A and Class C membership interests and any amounts distributed to holders of Class E-1 membership interests with respect to or to repurchase their Class E-1 membership interests), is at least $6 billion. The Company expects the Class E-1 membership interests to meet the criteria for immediate vesting 45 days subsequent to the closing of the IPO and not upon the effectiveness or closing of the company’s IPO.

If required, the Company will update the pro forma balance sheet with an adjustment to owners’ equity resulting from the anticipated accelerated vesting in conjunction with a future amendment when the post-IPO equity structure is more fully defined.

51.	Also, to the extent that you expect to recognize compensation expense as a result of the accelerated vesting of the Class E-1 interests, please revise MD&A to discuss the amount of the expected charge that you expect to recognize in connection with the company’s initial public offering.

The Company has revised its disclosure on page 92 accordingly.

52.	Your disclosures with respect to your share-based compensation awards do not comply with the disclosure requirements of ASC 718 in certain respects. Please revise the notes to your financial statements to include all of the disclosures required by ASC 718-10-50 with respect to the Class E-1 interests and the awards granted under the VCP during 2010, as applicable. The notes to your interim financial statements should be similarly revised.

The Company has revised its disclosure in Note 22 on pages F-67 to F-69 and Note 16 on pages F-101 to F-103 to address all disclosures required under ASC 718-10-50 by adding the following disclosures:

•	Additional detail on the nature and terms of the share-based payment arrangements and the effects of those arrangements on the membership interest holders.

Mr. J. Nolan McWilliams	18	June 30, 2011

•	The method of estimating the fair value of the liability awards and the liability under the VCP and the fair value of the equity awards related to the E-1 membership interests.

•	A comprehensive description of the arrangements including the requisite service period and vesting period.

•	A description of the significant assumptions used during the year to estimate the fair value of the liability for the VCP awards and the fair value of the E-1 membership interests granted.

•	Total compensation costs related to non-vested awards not yet recognized and the period over which it is expected to be recognized.

The disclosures related to share options as required in ASC 718-10-50-2 (exercise prices, values of options exercised, number of options outstanding, expected term, expected volatility, cash received from exercising options, policy for issuing options, etc.) are not required as neither the VCP nor the Class E-1 plans contemplate the offering of any share options. Also, there have been no modifications to the plans since they were established in 2010.

53.	We note that final settlement under the VCP can be made in cash, membership interests, common stock, or a combination thereof at the discretion of the Compensation Committee. In this regard, please tell us how you account for awards under the VCP pursuant to the guidance in ASC 718-10-25-6 through 19. Your response should provide a full analysis of the specific terms on the VCP and should explain why the company believes its classification as either a liability or equity is appropriate. We may have further comment upon receipt of your response.

The Company respectfully advises the Staff that it accounts for the awards granted under the VCP as liability awards pursuant to the provisions of ASC 718. Certain VCP awards require cash settlement, and, as such, require liability accounting in accordance with ASC 718-10-25-11. Certain VCP awards provide for settlement in cash, membership interests, common stock or a combination thereof based on the value as defined in the agreement as of December 31, 2012. These awards are accounted for as liability awards as the substantive terms of the plan provide for a formula-based dollar award that may be settled in cash or equity. Significant provisions of the VCP awards follow:

•	Participants in the VCP were granted an award in September 2010, which vests in December 2012. Each individual participant’s target value was based on his or her level of responsibility and location.

•

The amounts to be settled under the VCP are not fixed and the settlement of all awards will be determined based on the same pre-determined formula as defined in the agreement, which includes the enterprise value and “accrued distributions” (defined to include $4.4 billion paid to repurchase Class A and Class C membership interests and any amounts distributed to holders of Class E-1 membership interests to repurchase their Class E-1 membership interests), as of December 31, 2012, compared to a target value.

•	Pursuant to the VCP and the individual participation agreements, final settlement will be made in cash for certain participants and in cash, membership

Mr. J. Nolan McWilliams	19	June 30, 2011

interests, common stock or a combination thereof or as otherwise determined by the Compensation Committee of the Board of Managers for other participants.

•	An enterprise value of $2.5 billion must be achieved to receive a minimum award payout and above this level the payout is determined as a percentage of the target award.

•

The authorized target amount of the awards is $135 million, but the ultimate final settlement amount of the awards could be higher or lower, depending on the pre-determined formula of enterprise value of Delphi.

54.	We note from the disclosures included in Note 22 that the fair market value of the Class E-1 interests was based on a valuation performed by an independent valuation specialist utilizing generally accepted valuation approaches, including income and market approaches. However, we note no discussion as to how the fair value of awards granted under the VCP were calculated or determined. Please tell us and revise Note 22 to explain in further detail both the methods and significant assumptions that were used to determine the fair values of both the Class E-1 interests and the awards that were granted under the VCP during 2010. Also, please revise to disclose whether the awards valued under each of these arrangements were valued based on a contemporaneous or retrospective valuation. Additionally, if any of these awards were valued based on a retrospective valuation, please revise MD&A to include disclosure of the following:

•	Revise MD&A to include a discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the Class E-1 interests and the awards under the VCP.

•

Revise MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IP price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-company Equity Securities Issued as Compensation.

The Company has revised its disclosure to include a separately captioned section entitled “Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Enterprise Value for VCP Awards and Fair Value of E-1 Interests” on pages F-68 and F-103. The Company has added the disclosure that both plan valuations were based on contemporaneous valuations. Lastly, since none of the award values were based on a retrospective valuation, the Company did not revise the MD&A. Please see Note 22 on page F-67 and Note 16 on page F-101.

Other

55.

Please revise the notes to the company’s financial statements to include the disclosures required by ASC 260-10-50-1 with respect to the calculations of earnings per share with respect to the company’s Class A, Class B, Class C, and Class E-1 membership

Mr. J. Nolan McWilliams	20	June 30, 2011

interests. As part of your revised disclosures, please explain how the company’s net earnings or losses are allocated to each class of ownership interests. The notes to your interim financial statements should be similarly revised.

The Company has revised its disclosure to include the calculation of net income (loss) per membership interests unit with respect to the Company’s Class A, Class B, Class C and Class E-1 membership interests, and how the earnings or losses are allocated to each class. Please see pages F-20, F-59 and F-94 to F-95.

Schedule II – Valuation and Qualifying Accounts and Reserves, page F-74

56.	Please revise to explain in greater detail the nature, facts and circumstances surrounding the $(8,417) “other activity” adjustment to the deferred tax valuation allowance during the predecessor period from January 1, 2009 to October 6, 2009.

The Company has revised its disclosure to explain the “other activity” adjustment. Please see page F-76.

Delphi Automotive LLP March 31, 2011 Financial Statements, page F-75

General

57.	Please address our comments on the company’s audited financial statements in the interim financial statements where applicable.

The Company has revised its interim financial statements where applicable.

Notes to Consolidated Financial Statements (Unaudited), page F-80

12. Membership Interests, page F-91

58.	Please clarify the statement that “Subsequent to the redemption transaction on March 31, 2011, Delphi’s membership interest equity is comprised principally of a single class of membership interests” given that interests of both Class B and Class E-1 are presented in both the table on page F-91 and the statement of owners’ equity on page F-79.

The Company has revised the disclosure as requested. Please see pages 79, F-82 and F-93.

59.	Please explain why the redemption of $3,791 Class A and $594 Class C membership interests per page F-91 does not agree with the redemption of $2,160 Class A, $1,731 Class B, $671 Class C, and $5 Class E-1 membership interests per the statement of owners’ equity on page F-79. Please reconcile and revise these disclosures.

The Company has revised its disclosure on page F-93.

On March 31, 2011, Delphi utilized the proceeds from the Credit Agreement and available cash to fully redeem all outstanding Class A and Class C membership interests for $3,791 million and $594 million, respectively. The amounts paid were $1,554 million in excess of the recorded carrying value of the Class A and Class C membership interests. In addition, transaction related fees and expenses totaling $182 million were

Mr. J. Nolan McWilliams	21	June 30, 2011

incurred to effectuate the redemption transaction, bringing the excess of the total paid to redeem the membership interests above the carrying value of the Class A and Class C membership interests to $1,736 million.

($ in millions)	Carrying Value of Membership Interest Pre-Redemption		Total Paid in Equity Redemption Transaction	Excess
Class A	$2,160
Class C	671

Total	$2,831	vs.	$4,567	=$	1,736

The accounting for admissions and withdrawals in a partnership generally follows the manner in which corporations account for issuances and reacquisitions of capital stock pursuant to ASC 505, Equity. That is, consistent with a repurchase and retirement of treasury shares, the entire redemption transaction, including legal and other transaction-related amounts, was accounted for as an equity transaction. These redemptions fully redeemed and retired the ownership interests of the Class A and Class C interest holders, and the Company recognized the redemption of the Class A and Class C membership interests as a complete elimination of the carrying value of those classes of membership interest equity within the Consolidated Statement of Owners’ Equity on page F-81.

Generally, in an equity redemption transaction, any excess repurchase price over the stated value is allocated to additional paid-in capital within owners’ equity. As a limited liability partnership, however, Delphi’s equity consists solely of membership interests, and consequently, the amounts paid to redeem the Class A and Class C membership interests in excess of the recorded amounts for those classes of membership interest equity were reflected as changes to the remaining classes of membership interests of Delphi. As such, the $1,736 million in excess of the recorded carrying value of the Class A and Class C membership interests were reflected as pro-rata reductions to the recorded values of the remaining membership interests, the Class B and Class E-1 membership interests, as shown below:

($ in millions)	Carrying Value of Membership Interest Pre-Redemption	Redemption of A & C Membership Interests	Allocation of Payments in Excess of Carrying Value	Total Membership Interest Adjustment	Membership Interest at March 31, 2011
Class A	$2,160	$(2,160)	$—	$(2,160)	$—
Class B	3,006	—	(1,731)	(1,731)	1,275
Class C	671	(671)	—	(671)	—
Class E-1	8	—	(5)	(5)	3

Total	$5,845	$(2,831)	$(1,736)	$(4,567)	$1,278

Mr. J. Nolan McWilliams	22	June 30, 2011

General

60.	Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and will at a future date update the financial statements as and when required in accordance with Rule 3-12 of Regulation S-X.

61.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

The Company acknowledges the Staff’s comment and has included an updated accountant’s consent as Exhibit 23.1 to the Amendment. The Company will also include an updated accountant’s consent as an exhibit to any future amendments.

*        *        *

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Max A. Webb (Securities and Exchange Commission, Division of Corporation Finance)

Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)

Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112